Exhibit 3

COLLIERS INTERNATIONAL GROUP INC.

Management’s discussion and analysis

For the year ended December 31, 2022

(in US dollars)

February 16, 2023

The following management’s discussion and analysis (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Colliers International Group Inc. (“we,” “us,” “our,” the “Company” or “Colliers”) for the year ended December 31, 2022 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2021. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the year ended December 31, 2022 and up to and including February 16, 2023.

Additional information about the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A includes references to “local currency revenue growth rate”, “internal revenue growth rate”, “adjusted EBITDA”, “adjusted EPS”, “free cash flow” and “assets under management (“AUM”)”, which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures”.

Consolidated review

Our consolidated revenues for the year ended December 31, 2022 were $4.46 billion, an increase of 9% versus the prior year (13% in local currency) driven by strong growth in Investment Management, Outsourcing & Advisory and Leasing, partly offset by a decline in Capital Markets activity. GAAP diluted earnings per share were $1.05, which included a $26.8 million loss on disposal of operations, primarily in Russia. Prior year GAAP diluted loss per share of $9.09 included the $471.9 million settlement of the Long-Term Incentive Arrangement (“LTIA”) with the Company’s Chairman and CEO in April 2021. Adjusted earnings per share, which exclude acquisition-related costs, non-controlling interest redemption increment, loss on disposal of operations, settlement of the LTIA and amortization of intangible assets (see “Reconciliation of non-GAAP financial measures” below) were $6.99, up 13% from $6.18 in the prior year. The increase was driven by (i) the impact of recent acquisitions; and (ii) internal growth in Investment Management, Leasing and Outsourcing & Advisory service lines. GAAP net diluted earnings per share and adjusted net earnings per share for the year ended December 31, 2022 were impacted approximately $0.24 and $0.22, respectively, from changes in foreign exchange rates.

In April 2022, the Company completed the acquisition of controlling interests in Antirion SGR S.p.A. (“Antirion”), a real estate investment management firm in Italy, and its Italy affiliate (which collectively consists of Colliers International Italia S.p.A., Colliers Real Estate Services Italia S.R.L. and Colliers Real Estate Management Services S.R.L.).

In June 2022, the Company acquired a controlling interest in Basalt Infrastructure Partners LLP (“Basalt”), a London-based transatlantic infrastructure investment management firm. The acquisition adds highly differentiated investment products in the utility, transportation, energy/renewables and communications sectors to the Company’s Investment Management service line.

In July 2022, the Company completed the acquisition of a controlling interest in Rockwood Capital, LLC (“Rockwood”), a US real estate investment management firm. Rockwood specializes in equity and credit investments across multifamily, office, mixed use, life science, hospitality, and retail asset classes in North America.

In August 2022, the Company acquired a controlling interest in PEAKURBAN Pty Limited (“PEAKURBAN”), a civil, infrastructure, water engineering, town planning and urban design company in Australia, marking its first investment in Engineering & Design outside the United States. The business rebranded as Colliers Engineering & Design and integrated into Colliers’ existing Australian operations.

In October 2022, the Company acquired a controlling interest in Versus Capital, LLC (“Versus”), a US alternative real asset management firm with private wealth distribution capabilities.

In December 2022, the Company completed the acquisition of a controlling interest in Pangea Property Partners (“Pangea”), a real estate advisory firm in Sweden and Norway, which together with the Company’s existing operations in Denmark and Finland, propelled Colliers to be the top Capital Markets firm by market share in the Nordic region.

During the year ended December 31, 2022, the Company also acquired three businesses operating in the Americas (Texas, Ohio, Southwest US), and two businesses in EMEA (United Kingdom, Belgium).

In March 2022, Colliers disposed its operations in Russia and terminated its affiliate in Belarus. During the year ended December 31, 2022, the Company also sold four individually insignificant operations (EMEA – Morocco; Americas – Panama, Colombia, Costa Rica). The disposal of the Company’s controlling interests in these operations resulted in a loss of $26.8 million, substantially all of which was non-cash.

For the year ended December 31, 2022, local currency revenue growth was driven by strong growth in Investment Management, Outsourcing & Advisory and Leasing.

	Three months ended				Twelve months ended
(in thousands of US$)	December 31		Change	Change	December 31		Change	Change
(LC = local currency)	2022	2021	in US$ %	in LC%	2022	2021	in US$ %	in LC%

Outsourcing & Advisory	$519,084	$479,593	8%	14%	$1,872,328	$1,599,313	17%	22%
Investment Management (1)	121,307	79,511	53%	53%	378,881	252,890	50%	50%
Leasing	335,724	336,876	0%	3%	1,124,106	1,000,683	12%	16%
Capital Markets	246,290	449,485	-45%	-43%	1,084,172	1,236,243	-12%	-9%
Total revenues	$1,222,405	$1,345,465	-9%	-5%	$4,459,487	$4,089,129	9%	13%
(1) Investment Management local currency revenues, excluding pass-through carried interest, were up 87% and 61% for the three months and year ended December 31, 2022, respectively.

Results of operations – year ended December 31, 2022

For the year ended December 31, 2022, revenues were $4.46 billion, up 9% compared to the prior year (13% in local currency). Internally generated revenues were up 6% driven by strong growth in Investment Management, Leasing and Outsourcing & Advisory, partly offset by a decline in Capital Markets activity in the second half of the year due to global interest rate volatility and challenging debt capital market conditions. Acquisitions contributed 7% to local currency revenue growth versus the prior year period.

Operating earnings for the year ended December 31, 2022 were $332.5 million relative to a loss of $131.5 million in the prior year, which included the impact of a $471.9 million settlement of the LTIA with the Company’s Chairman & CEO as approved by 95% of disinterested shareholders. The operating earnings margin was 7.5% versus 8.3% in the prior year period after excluding the settlement of the LTIA. The decrease in margin was attributable to (i) a loss on the disposal of certain operations; and (ii) service mix, which was impacted by a lower proportion of higher-margin Capital Markets revenues. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) was $630.5 million, up 16% versus $544.3 million in the prior year period. The Adjusted EBITDA margin was 14.1% as compared to 13.3% relative to the prior year with the increase attributable to the positive impact of recent acquisitions, lower incentive compensation and an $11.4 million gain on the termination of a lease in the Americas.

Depreciation expense was $48.7 million relative to $45.9 million in the prior year, with the increase attributable to the impact of recent acquisitions and increased investments in office leaseholds.

Amortization expense was $128.7 million relative to $99.2 million in the prior year, with the increase attributable mainly to intangible assets recognized in connection with recent business acquisitions.

Net interest expense was $48.6 million as compared to $31.8 million in the prior year. The average interest rate on our debt during the year was 3.3%, versus 2.9% in the prior year.

Consolidated income tax expense for the year ended December 31, 2022 was $95.0 million, relative to $85.5 million in the prior year. The effective tax rate of 32.8% and was impacted by non-deductible contingent acquisition consideration and intangible asset amortization on an investment in the United Kingdom (Basalt) as well as a non-deductible loss on disposal of the Company’s controlling interest in its Russian operations. The prior year’s rate was impacted by the settlement of the LTIA and related costs, which were not tax deductible.

Net earnings for the year ended December 31, 2022 were $194.5 million versus net loss of $237.6 million in the prior year, which included the settlement of the LTIA.

Revenues in the Americas region totalled $2.76 billion for the full year compared to $2.49 billion in the prior year, up 11% (11% in local currency). Revenue growth was led by Outsourcing & Advisory, including Engineering & Design (including recent acquisitions) and Leasing, which benefitted from increased activity in office and industrial asset classes. Capital Markets revenues were impacted by interest rate volatility and market uncertainty which reduced sales brokerage and debt origination activity in the second half of the year. Adjusted EBITDA was $332.3 million, up 12% (13% in local currency) from $296.1 million in the prior year, driven by (i) higher revenues; (ii) the positive impact of recent acquisitions and (iii) an $11.4 million gain on the termination of a lease. GAAP operating earnings were $254.4 million, versus $233.8 million in 2021.

EMEA region revenues were $715.1 million for the full year compared to $672.7 million in the prior year, up 6% (18% in local currency). Revenue growth was led by robust Outsourcing & Advisory and Leasing activity while Capital Markets revenues were impacted by interest rate volatility and geopolitical uncertainty in the region during the year. Foreign exchange headwinds impacted revenues by 12%. Adjusted EBITDA was $68.5 million, down 17% (9% in local currency) versus $82.5 million in the prior year on changes in service mix. GAAP operating earnings were $9.9 million as compared to $59.6 million in 2021.

The Asia Pacific region generated revenues of $608.5 million for the full year compared to $673.7 million in the prior year, down 10% (3% in local currency). Revenues were primarily impacted by COVID-19 restrictions in several Asian markets, particularly China, which extended through most of the year. Foreign exchange headwinds impacted revenues by 7%. Adjusted EBITDA was $85.1 million, down 11% (3% in local currency) versus $95.2 million in the prior year. GAAP operating earnings were $72.3 million, versus $82.0 million in the prior year.

Investment Management revenues were $378.9 million compared to $252.9 million in the prior year, up 50% (50% in local currency). Pass-through revenue from historical carried interest represented $30.3 million in the current year, versus $35.0 million in the prior year. Excluding the impact of pass-through carried interest revenue, revenues were up 60% (61% in local currency) and were positively impacted by (i) acquisitions and (ii) fundraising across all investment strategies which led to increased management fees. Adjusted EBITDA was $146.0 million, up 53% (54% in local currency), relative to $95.1 million in the prior year. GAAP operating earnings were $37.1 million, versus $63.7 million in 2021, with the reduction attributable to contingent acquisition consideration expense and higher intangible asset amortization related to recent acquisitions. Assets under management were $97.7 billion as of December 31, 2022, up 92% from $51.0 billion as of December 31, 2021.

Unallocated global corporate costs as reported in Adjusted EBITDA were $1.4 million in 2022, relative to $24.7 million in the prior year primarily driven by a reduction in performance-based compensation expense. The corporate GAAP operating loss was $41.1 million, relative to $570.6 million in 2021, with the prior year impacted by the settlement of the LTIA.

Selected annual information - last five years
(in thousands of US$, except share and per share amounts)

	Year ended December 31
	2022	2021	2020	2019	2018

Operations
Revenues	$4,459,487	$4,089,129	$2,786,857	$3,045,811	$2,825,427
Operating earnings / (loss)	332,496	(131,501)	164,578	218,197	201,398
Net earnings / (loss)	194,544	(237,557)	94,489	137,585	128,574

Financial position
Total assets	$5,098,177	$3,873,730	$3,292,167	$2,892,714	$2,357,580
Long-term debt	1,439,099	531,054	479,895	611,404	672,123
Convertible Notes	226,534	225,214	223,957	-	-
Redeemable non-controlling interests	1,079,306	536,903	442,375	359,150	343,361
Shareholders' equity	493,374	585,269	586,109	517,299	391,973

Common share data
Net earnings (loss) per common share:
Basic	1.07	(9.09)	1.23	2.60	2.49
Diluted	1.05	(9.09)	1.22	2.57	2.45

Weighted average common shares outstanding (thousands)
Basic	43,409	42,920	39,986	39,550	39,155
Diluted	43,918	42,920	40,179	39,981	39,795
Cash dividends per common share	$0.30	$0.20	$0.10	$0.10	$0.10

Other data*
Adjusted EBITDA	$630,525	$544,338	$361,442	$359,476	$311,435
Adjusted EPS	6.99	6.18	4.18	4.67	4.09
*See “Reconciliation of non-GAAP financial measures”

Results of operations – fourth quarter ended December 31, 2022

For the quarter ended December 31, 2022, revenues were $1.22 billion, down 9% (5% in local currency) with Capital Markets declining due to global interest rate volatility and challenging debt capital market conditions. Investment Management and Outsourcing & Advisory generated robust growth, while Leasing matched the record results of the prior year period. Consolidated internal revenues measured in local currencies declined 11% versus the prior year quarter entirely on lower Capital Markets activity. GAAP operating earnings were $103.8 million as compared to $138.4 million and adjusted EBITDA was $202.7 million, up 6% versus the prior year period.

Summary of quarterly results

The following table sets forth our quarterly consolidated results of operations data. The information in the table below has been derived from interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Summary of quarterly results - years ended December 31, 2022, 2021 and 2020
(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4

Year ended December 31, 2022
Revenues	$1,000,912	$1,127,846	$1,108,324	$1,222,405
Operating earnings	40,834	103,850	84,030	103,782
Net earnings	21,317	66,731	44,524	61,972
Basic net earnings (loss) per common share	(0.42)	0.70	0.28	0.52
Diluted net earnings (loss) per common share	(0.42)	0.67	0.27	0.51

Year ended December 31, 2021
Revenues	$774,914	$945,994	$1,022,756	$1,345,465
Operating earnings (loss)	39,956	(385,777)	75,966	138,354
Net earnings (loss)	24,807	(412,601)	50,496	99,741
Basic net earnings (loss) per common share	0.11	(10.53)	0.41	0.98
Diluted net earnings (loss) per common share	0.11	(10.53)	0.40	0.92

Year ended December 31, 2020
Revenues	$630,628	$550,206	$692,307	$913,716
Operating earnings	18,537	14,523	52,074	79,443
Net earnings	6,458	6,483	31,979	49,568
Basic net earnings (loss) per common share	0.12	(0.26)	0.53	0.84
Diluted net earnings (loss) per common share	0.11	(0.26)	0.52	0.80

Other data*
Adjusted EBITDA - 2022	$121,461	$161,313	$145,065	$202,686
Adjusted EBITDA - 2021	92,129	136,558	123,641	192,010
Adjusted EBITDA - 2020	54,454	59,962	92,120	154,906
Adjusted EPS - 2022	1.44	1.84	1.41	2.31
Adjusted EPS - 2021	1.04	1.58	1.27	2.25
Adjusted EPS - 2020	0.54	0.70	1.08	1.79
*See "Reconciliation of non-GAAP financial measures"

Seasonality and quarterly fluctuations

The Company historically generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on Capital Markets transactions. Revenues and earnings during the balance of the year are relatively even. Capital Markets operations comprised 24% of consolidated annual revenues for 2022. Variations can be caused by business acquisitions which alter the consolidated service mix.

2023 outlook

For 2023, the Company expects robust growth (including the impact of recent acquisitions) in its high value recurring service lines, Investment Management and Outsourcing & Advisory. Leasing revenues are expected to remain steady. Interest rate driven volatility and ongoing geopolitical tensions are expected to continue to impact Capital Markets activity, particularly during the first half of 2023 and moderate through the second half. The Company expects higher Adjusted EBITDA margins in 2023, primarily due to the change in business mix (greater proportion of Adjusted EBITDA coming from high-margin Investment Management) as well as cost control measures applied across the Company. Adjusted EPS growth is expected to be impacted by increased interest costs as well as a larger proportion of earnings growth generated from non-wholly owned operations.

The outlook for 2023, including the full year impact of acquisitions completed during 2022, is as follows:

Measure	2022	2023 Outlook
Revenue	$4.5 billion	$4.6 billion - $4.8 billion
AEBITDA	$630.5 million	$710 million - $750 million
AEPS	$6.99	$7.50 - $8.00

The financial outlook is based on the Company’s best available information as of the date of this MD&A, and remains subject to change based on, but not limited to, numerous macroeconomic, health, social, geopolitical and related factors.

Liquidity and capital resources

Net cash generated in operating activities for the year ended December 31, 2022 was $67.0 million, versus $289.0 million in the prior year. The decrease in cash generation was due to (i) the $288.0 million cash collection of the AR Facility deferred purchase price which is shown as an investing activity in the Consolidated Statement of Cash Flows; (ii) significantly higher working capital usage on the payment of accrued compensation on account of 2021 paid during 2022, as well as (iii) $69.2 million of contingent acquisition consideration paid during the year. We believe that cash from operations and other existing resources, including our $1.5 billion multi-currency revolving credit facility (the “Revolving Credit Facility”), will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the year ended December 31, 2022, capital expenditures were $67.7 million (2021 - $58.0 million). Capital expenditures for the year ending December 31, 2023 are expected to be between $90-$100 million, with the increase primarily attributable to investments in office space in major markets, some of which were deferred from 2022 and are expected to be funded by cash on hand.

Net indebtedness as at December 31, 2022 was $1.27 billion, versus $134.3 million at December 31, 2021. Net indebtedness is calculated as the current and non-current portion of long-term debt (excluding the Convertible Notes and warehouse credit facilities, in accordance with our debt agreements) less cash and cash equivalents. As of December 31, 2022, the Company’s financial leverage ratio expressed in terms of net debt to pro forma Adjusted EBITDA, as defined in our debt agreements, was 1.8x (0.3x as of December 31, 2021), relative to a maximum of 3.5x permitted under our debt agreements. Including the Convertible Notes, our net indebtedness as at December 31, 2022 was $1.49 billion. We were in compliance with the covenants contained in our debt agreements as at December 31, 2022 and, based on our outlook for 2023, we expect to remain in compliance with these covenants.

On May 27, 2022, the Company extended and increased its Revolving Credit Facility for a new five-year term maturing in May 2027 (previously April 2024). Borrowing capacity was increased to $1.5 billion from $1.0 billion previously. Financial covenants under the Revolving Credit Facility remain unchanged. The Revolving Credit Facility is sustainability-linked and includes pricing adjustments tied to achievements of performance targets over time aligned with Colliers’ Elevate the Built Environment framework. These targets include: 1) reducing greenhouse gas emissions consistent with the Science-Based Targets initiative (“SBTi”); 2) increasing female representation in management roles and 3) ensuring Colliers-occupied offices obtain the WELL Health-Safety certification. As of December 31, 2022, the Company had $557.6 million of unused credit under the Revolving Credit Facility.

The Convertible Notes, due 2025, are unsecured and subordinated to all of the existing and future senior and/or secured indebtedness, and are treated as equity for financial leverage calculations under our debt agreements. The Convertible Notes are convertible into 3.98 million Subordinate Voting Shares or, if not converted, may be settled at maturity with Subordinate Voting Shares or cash at the option of the Company.

Colliers Mortgage utilizes warehouse credit facilities for the purpose of funding warehouse receivables. Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase. The warehouse credit facilities are excluded from the financial leverage calculations under our debt agreements.

In April 2022, the Company renewed its AR Facility (which includes selected US and Canadian trade accounts receivable) with two third-party financial institutions and expanded the committed availability to $150 million from $125 million. In October 2022, the Company further expanded the committed availability of its AR Facility with two third-party financial institutions to $175 million and extended its maturity date to October 24, 2024. The AR Facility is recorded as a sale of accounts receivable, and accordingly sold receivables are derecognized from the consolidated balance sheet. The AR Facility results in a decrease to our borrowing costs. As of December 31, 2022, the Company had drawn $169.0 million under the AR Facility.

During 2022, the Company acquired certain real estate assets in connection with the establishment of new Investment Management funds. The real estate assets, as well as corresponding liabilities, will be transferred to the respective funds during 2023, without gain or loss. The Company recorded the corresponding assets and liabilities on the consolidated balance sheet as of December 31, 2022. We expect to enter into similar transactions from time to time in the future to facilitate the formation of new Investment Management funds.

The Company pays semi-annual dividends in cash after the end of the second and fourth quarters to shareholders of record on the last business day of the quarter. The Company’s policy is to pay dividends on its common shares in the future, subject to the discretion of our Board of Directors. On May 17, 2022, the Company’s Board of Directors declared a semi-annual dividend of $0.15 per share to shareholders of record on June 30, 2022, paid on July 14, 2022. On December 6, 2022, the Company’s Board of Directors declared a semi-annual dividend of $0.15 per share to shareholders of record on December 31, 2022, paid on January 13, 2023. Total common share dividends paid by the Company during the year ended December 31, 2022 were $13.1 million.

During the year ended December 31, 2022, we invested cash in acquisitions as follows: an aggregate of $1.01 billion (net of cash acquired) in new business acquisitions, $34.7 million in acquisitions of redeemable non-controlling interest and $125.5 million in contingent consideration payments, primarily related to the 2018 Harrison Street acquisition. All acquisitions during the year were funded from borrowings on the Revolving Credit Facility and cash on hand (See Note 4 in our consolidated financial statements). The Company expects to fund any future acquisitions from borrowings on the Revolving Credit Facility and cash on hand.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $422.0 million as at December 31, 2022 (December 31, 2021 - $191.6 million). Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at December 31, 2022 was $91.2 million (December 31, 2021 - $154.7 million). Contingent consideration with a compensatory element is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the consolidated balance sheet for the compensatory element of contingent consideration arrangements as at December 31, 2022 was $61.9 million (December 31, 2021 - $13.6 million). The contingent consideration is based on achieving specified earnings levels and is paid or payable after the end of the contingency period, which extends to April 2028. We estimate that approximately 85% of the contingent consideration outstanding as of December 31, 2022 will ultimately be paid.

The following table summarizes our contractual obligations as at December 31, 2022:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$1,437,618	$604	$439	$930,042	$506,533
Warehouse credit facilities	24,286	24,286	-	-	-
Convertible Notes	226,534	-	226,534	-	-
Interest on long-term debt
and Convertible Notes(1)	106,932	20,829	36,172	23,140	26,791
Finance lease obligations	1,481	756	623	102	-
Contingent acquisition consideration(2)	91,229	42,942	27,285	20,888	114
Operating leases obligations	566,478	104,075	169,212	108,414	184,777
Purchase commitments	71,094	23,137	35,589	10,733	1,635
Co-investment Commitments	18,588	18,588	-	-	-
Total contractual obligations	$2,544,240	$235,217	$495,854	$1,093,319	$719,850
(1)

Figures do not include interest payments for borrowings under the Revolving Credit Facility. Assuming the Revolving Credit Facility is held until maturity, using current interest rate, we estimate that we will make $230.1 million of interest payments, $52.3 million of which will be made in the next 12 months.

(2)	Estimated fair value as at December 31, 2022.

At December 31, 2022, we had commercial commitments totaling $12.4 million comprised of letters of credit outstanding due to expire within one year.

In order to effectively manage our corporate risk and support our global insurance program, we supplement our commercial insurance placements with the use of a wholly-owned captive insurance company to provide support for our professional indemnity, general liability and US workers’ compensation programs. The level of risk retained by our captive insurance company varies by coverage. Currently, the captive insures up to $0.75 million per claim with respect to professional indemnity and $2.0 million with respect to general liability. All limits are inclusive of commercial market self-insured retentions. Liability insurance claims can be complex and take a number of years to resolve. Within our captive insurance company, we estimate the ultimate cost of these claims by way of specific claim accruals developed through periodic reviews of the circumstances of individual claims, validated annually by a third-party actuary. As of December 31, 2022, the captive insurance company has reserves for unpaid claim liabilities of $12.5 million.

Redeemable non-controlling interests

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the redeemable non-controlling interests (“RNCI”) at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 25% to 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be.

The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was $1.03 billion as of December 31, 2022 (December 31, 2021 - $513.3 million). The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at December 31, 2022, the RNCI recorded on the balance sheet was $1.08 billion (December 31, 2021 - $536.9 million). The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed in cash, the pro forma estimated accretion to diluted net earnings per share for the year ended December 31, 2022 would be $2.81, and the accretion to adjusted EPS would be $0.60.

Critical accounting estimates

Critical accounting estimates are those that we deem to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified eight critical accounting estimates, which are discussed below.

1.

Revenue recognition. We earn revenues from brokerage transaction commissions, advisory fees, debt finance fees, property management fees, project management fees, engineering and design fees, loan servicing fees and investment management fees. Some of the contractual terms related to the process of earning revenue from these sources, including potentially contingent events, can be complex and may require us to make judgments about the timing of when we should recognize revenue and whether revenue should be reported on a gross basis or net basis. Changes in judgments could result in a change in the period in which revenues are reported, or in the amounts of revenue and cost of revenue reported.

2.

Goodwill. Goodwill impairment testing involves assessing whether events have occurred that would indicate potential impairment and making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have four reporting units, consistent with our four operating segments. Goodwill is attributed to the reporting units at the time of acquisition. Estimates of fair value can be impacted by changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. When events have occurred that would suggest a potential decrease in fair value, the determination of fair value is calculated with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

3.

Business combinations. The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and management judgment, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships or forecasted committed capital and assets under management related to asset management contracts, different amounts of intangible assets and related amortization could be reported.

4.

Contingent acquisition consideration. Contingent consideration is required to be measured at fair value at the acquisition date and at each balance sheet date until the contingency expires or is settled. The fair value at the acquisition date is a component of the purchase price; subsequent changes in fair value are reflected in earnings. Most acquisitions made by us have a contingent consideration feature, which is usually based on the acquired entity’s profitability (measured in terms of adjusted EBITDA) during a one to five year period after the acquisition date. Significant estimates are required to measure the fair value of contingent consideration, including forecasting profits for the contingency period and the selection of an appropriate discount rate.

5.

Mortgage servicing rights (“MSRs”). MSRs, or the rights to service mortgage loans for others, result from the sale or securitization of loans originated by the Company and are recognized as intangible assets on the Consolidated Balance Sheets. The Company initially recognizes MSRs based on the fair value of these rights on the date the loans are sold. Subsequent to initial recognition, MSRs are amortized and carried at the lower of amortized cost or fair value. They are amortized in proportion to and over the estimated period that net servicing income is expected to be received based on projections and timing of estimated future net cash flows.

6.

Allowance for credit loss reserves. Colliers Mortgage is obligated to share in losses, if any, related to mortgages originated under the Fannie Mae Delegated Underwriting and Servicing (“DUS”) Program. These obligations expose the Company to credit risk on mortgage loans for which the Company is providing underwriting, servicing, or other services under the DUS Program. Net losses on defaulted loans are shared with Fannie Mae based upon established loss-sharing ratios, and typically, the Company is subject to sharing up to one-third of incurred losses on loans originated under the DUS Program. As of December 31, 2022, the Company has funded and sold loans subject to such loss sharing obligations with an aggregate unpaid principal balance of approximately $4.5 billion. As at December 31, 2022, the loss reserve was $14.5 million (December 31, 2021 - $15.8 million) and was included within Other liabilities on the consolidated balance sheet.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted EPS,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) settlement of LTIA; (v) loss on disposal of operations; (vi) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vii) gains attributable to MSRs; (viii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (ix) restructuring costs and (x) stock-based compensation expense. We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of US$)	2022	2021	2022	2021

Net earnings (loss)	$61,972	$99,741	$194,544	$(237,557)
Income tax	24,976	37,020	95,010	85,510
Other income, including equity earnings from non-consolidated investments	(2,329)	(5,726)	(5,645)	(11,273)
Interest expense, net	19,163	7,319	48,587	31,819
Operating earnings (loss)	103,782	138,354	332,496	(131,501)
Settlement of LTIA	-	-	-	471,928
Loss on disposal of operations	(524)	-	26,834	-
Depreciation and amortization	51,542	38,155	177,421	145,094
(Gains) losses attributable to MSRs	6,829	(8,486)	(17,385)	(29,214)
Equity earnings from non-consolidated investments	1,856	1,565	6,677	6,190
Acquisition-related items	26,406	11,235	77,144	61,008
Restructuring costs	5,023	5,018	5,485	6,484
Stock-based compensation expense	7,772	6,169	21,853	14,349
Adjusted EBITDA	$202,686	$192,010	$630,525	$544,338

Adjusted EPS is defined as diluted net earnings per share as calculated under the “if-converted” method, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) settlement of LTIA; (iii) loss on disposal of operations; (iv) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (v) gains attributable to MSRs; (vi) acquisition-related items; (vii) restructuring costs and (viii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is dilutive for the adjusted EPS calculation for all periods presented.

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of US$)	2022	2021	2022	2021

Net earnings (loss)	$61,972	$99,741	$194,544	$(237,557)
Non-controlling interest share of earnings	(16,222)	(20,317)	(53,919)	(53,465)
Interest on Convertible Notes	2,300	2,300	9,200	9,200
Settlement of LTIA	-	-	-	471,928
Loss on disposal of operations	(524)	-	26,834	-
Amortization of intangible assets	39,111	25,202	128,741	99,221
Gains attributable to MSRs	6,829	(8,486)	(17,385)	(29,214)
Acquisition-related items	26,406	11,235	77,144	61,008
Restructuring costs	5,023	5,018	5,485	6,484
Stock-based compensation expense	7,772	6,169	21,853	14,349
Income tax on adjustments	(19,835)	(8,099)	(42,486)	(35,216)
Non-controlling interest on adjustments	(3,804)	(2,871)	(15,262)	(12,791)
Adjusted net earnings	$109,028	$109,892	$334,749	$293,947

	Three months ended		Twelve months ended
	December 31		December 31
(in US$)	2022	2021	2022	2021

Diluted net earnings (loss) per common share(1)	$0.48	$0.89	$0.97	$(8.21)
Interest on Convertible Notes, net of tax	0.04	0.03	0.14	0.14
Non-controlling interest redemption increment	0.49	0.74	1.97	2.09
Settlement of LTIA	-	-	-	9.92
Loss on disposal of operations	-	-	0.56	-
Amortization expense, net of tax	0.50	0.31	1.63	1.25
Gains attributable to MSRs, net of tax	0.08	(0.10)	(0.20)	(0.34)
Acquisition-related items	0.51	0.18	1.45	0.93
Restructuring costs, net of tax	0.08	0.07	0.08	0.10
Stock-based compensation expense, net of tax	0.13	0.13	0.39	0.30
Adjusted EPS	$2.31	$2.25	$6.99	$6.18

Diluted weighted average shares for Adjusted EPS (thousands)	47,215	48,867	47,897	47,559
(1) Amounts shown reflect the "if-converted" method's dilutive impact on the adjusted EPS calculation for the three months and year ended December 31, 2022 and 2021.

Free cash flow is defined as net cash flow from operating activities plus contingent acquisition consideration paid, plus the cash portion of the LTIA settlement, less purchases of fixed assets, plus cash collections on AR Facility deferred purchase price. We use free cash flow as a measure to evaluate and monitor operating performance as well as our ability to service debt, fund acquisitions and pay of dividends to shareholders and distributions to non-controlling interests. We present free cash flow as a supplemental measure because we believe this measure is a financial metric used by many investors to compare valuation and liquidity measures across companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating free cash flow may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net cash flow from operating activities to free cash flow appears below.

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of US$)	2022	2021	2022	2021

Net cash provided by operating activities	$238,501	$77,908	$67,031	$288,980
Contingent acquisition consideration paid	285	7,545	69,224	18,017
Settlement of LTIA (cash portion)	-	-	-	96,186
Purchase of fixed assets	(25,874)	(13,501)	(67,681)	(57,951)
Cash collections on AR Facility deferred purchase price	(57,052)	116,907	288,004	151,202
Free cash flow	$155,860	$188,859	$356,578	$496,434

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue and AEBITDA variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve-month basis and represents the proportion of adjusted EBITDA that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long-term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions.

Recently adopted accounting guidance

Debt with Conversion Options

In August 2020, the FASB issued ASU No. 2020-06, Debt- Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contract in an Entity’s Own Equity. The ASU simplifies the accounting for convertible instruments and reduces the number of embedded conversion features being separately recognized from the host contract as compared to current GAAP. The ASU also enhances information transparency through targeted improvements to the disclosures for convertible instruments and earnings-per-share guidance. The Company adopted the guidance effective January 1, 2022. The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

Reference Rate Reform

The FASB has issued three ASUs related to reference rate reform. In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and in January 2021 the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. With reference rates like the various tenors of the London Interbank Offered Rates (“LIBOR”) being discontinued between December 31, 2021 and June 30, 2023, a significant volume of contracts and other arrangements will be impacted by the transition required to alternative reference rates. The ASUs provides optional expedients and exceptions to reduce the costs and complexity of applying existing GAAP to contract modifications and hedge accounting if certain criteria are met. The standard is effective for a limited time for all entities through December 31, 2022. In December 2022, FASB issued ASU No. 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, with immediate effect, to defer the sunset date from December 31, 2022 to December 31, 2024, after which the entities will no longer be permitted to apply the relief in Topic 848. The Company has certain debt arrangements which may qualify for use of the practical expedients permitted under the guidance. The Company has evaluated and will continue to evaluate arrangements subject to rate reform and the options under the ASUs to facilitate an orderly transition to alternative reference rates and their potential impacts on its consolidated financial statements and disclosures.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. In December 2018 (amended in May 2022), the Company entered into interest rate swap agreements to convert the SOFR floating interest rate on $100.0 million of US dollar denominated debt into a fixed interest rate of 2.6026% plus the applicable margin. The interest rate swaps are measured at fair value on the balance sheet. The Company designated the interest rate swaps as cash flow hedges at the inception of the respective interest rate swaps. On July 1, 2021, the Company de-designated hedging relationships.

In July and December 2022, the Company entered into similar interest rate swap agreements (the “2022 IRS”) to hedge an additional $150,000 and $250,000 of US dollar borrowings under the Revolving Credit Facility at fixed interest rates of 2.802% and 3.592%, respectively. The 2022 IRS have a maturity of May 27, 2027. The swaps are measured at fair value on the balance sheet. Gains or losses on the 2022 IRS, which are determined to be effective as hedges, are reported in other comprehensive income.

Financial instruments involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. If we have financial instruments outstanding and such events occur, our results of operations and financial position may be adversely affected.

Transactions with related parties

On April 16, 2021, the Company completed the Transaction to settle the Management Services Agreement, including the LTIA, between Colliers, Jay S. Hennick (the Company’s Chairman & CEO) and Jayset Management CIG Inc., a corporation controlled by Mr. Hennick.

As at December 31, 2022, the Company had $3.6 million of loans receivable from non-controlling shareholders (December 31, 2021 - $4.0 million). The majority of the loans receivable represent amounts to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 6.0%. These loans are due on demand or mature on various dates up to 2028 but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 41,798,712 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 2,869,250 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On July 15, 2022, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 20, 2022 to July 19, 2023. The Company is entitled to repurchase up to 3,500,000 Subordinate Voting Shares on the open market pursuant to the NCIB. During the period from September 28, 2022 to October 28, 2022, the Company purchased 427,274 Subordinate Voting Shares for total consideration of $39.4 million in connection with the NCIB at a weighted average purchase price of $92.59 per US share. During the period from March 3, 2022 to April 25, 2022, the Company purchased, under its prior NCIB, 999,439 Subordinate Voting Shares for total consideration of $126.4 million at a weighted average purchase price of $126.42 per US share. During 2022, the Company purchased a total of 1.43 million Subordinate Voting Shares for total consideration of $165.7 million at a weighted average purchase price of $116.14 per US share. All shares were repurchased for cancellation.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2022. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at December 31, 2022.

Changes in internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2022, our internal control over financial reporting was effective.

During the year ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management has excluded twelve entities acquired by the Company during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2022. The total assets and total revenues of the twelve majority-owned entities represent 3.9% and 4.5%, respectively of the related consolidated financial statement amounts as at and for the year ended December 31, 2022.

Legal proceedings

There are no legal proceedings to which Colliers is a party to, or in respect of which, any of the property of Colliers is the subject of, which is or was material to Colliers during 2022, and Colliers is not aware of any such legal proceedings that are contemplated. In the normal course of operations, Colliers is subject to routine immaterial claims and litigation incidental to its business. Litigation currently pending or threatened against Colliers includes disputes with former employees and commercial liability claims related to services provided by Colliers. Colliers believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form:

●

Economic conditions, especially as they relate to rising interest rates, commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.

●	Rising inflation and its impact on compensation costs, hiring and retention of talent, and the Company’s ability to recover costs from our clients.
●

The continuing impact and aftermath of the global COVID-19 pandemic and its related impact on economic conditions, and in particular its impact on client demand for our services, our ability to deliver services and ensure the health and productivity of our employees.

●	Commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for transactions.
●	The effect of significant movements in average capitalization rates across different property types.
●	A reduction by clients in their reliance on outsourcing for their commercial real estate needs.
●	Competition in the markets served by the Company.
●	The impact of changes in the market value of assets under management on the performance of our Investment Management business.
●	A decline in our ability to fundraise in our Investment Management operations, or an increase in redemptions from our perpetual funds and separately managed accounts.
●	A decline in our ability to attract, recruit and retain talent.
●	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
●	The effect of increases in interest rates on our cost of borrowing.
●	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
●	Changes in the frequency or severity of insurance incidents relative to our historical experience.
●	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses.
●	A decline in our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
●	Disruptions, cyber attacks or security failures in our information technology systems, and our ability to recover from such incidents.
●

The ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.

●

Political conditions, including political instability, any outbreak or escalation of hostilities, elections, referenda, trade policy changes, immigration policy changes and terrorism and the impact thereof on our business.

●	Changes in climate and environment-related policies that directly impact our businesses.
●	Changes in government laws and policies at the federal, state/provincial or local level that directly impact our businesses.
●	Conversion of the Convertible Notes to Subordinate Voting Shares may dilute the ownership of existing shareholders.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2022, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.